

April 21, 2014

Via Email
Josh Targoff
Chief Operating Officer and General Counsel
Third Point LLC
390 Park Ave.
New York, NY 10022

Re: **Sotheby's**
Definitive Soliciting Materials filed on Schedule 14A
Filed April 14, 2014 and April 21, 2014 by Third Point LLC et al.
File No. 001-09750

Dear Mr. Targoff:

We have reviewed the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Where we reference prior comments, we are referring to our April 7, 2014 letter.

Definitive Soliciting Materials filed on Schedule 14A Filed April 14, 2014

Third Point Overview | Third Point Highlights

Successful Activist Investor, page 4

1. As noted in our prior comment 1, the participants should avoid making statements about matters that go beyond the scope of what is reasonably supported by any factual foundation relied upon in support of statements made in the solicitation materials. The article entitled "Activist Investors are Good for the Stock Price" does not appear to highlight the three Third Point investments noted in the first bullet point under this section. Further, it appears that this article was published through a source other than the cited "Bloomberg," is titled "Predators are Good for Stocks." Please advise us of the correct source and title, and to the extent different from what has been filed, please correct the record in the next filing made in connection with this solicitation.

Sotheby's Potential, page 25

2.   The inclusion of asset, earnings, and expense valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of these projected valuations should therefore be accompanied by disclosure that facilitates security holders' understanding of the basis for and limitations of such estimates. For example, advise us how the "modest improvements" included in the pro forma assessment were estimated and how it was determined that earnings per share would have increased by over $2 had these improvements been implemented. In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

3.   The participants appear to be utilizing non-GAAP financial measures in the pro forma. A reconciliation that complies with the requirements of Item 10 of Regulation S-K should have been included to the extent non-GAAP measures were presented. Please provide this reconciliation in the next filing made in connection with this solicitation, or advise.

Definitive Soliciting Materials filed on Schedule 14A Filed April 21, 2014

4.   We note the statements that Mr. Loeb "and his team have compiled a cumulative net return for investors of 3,644% and generated net annualized returns of approximately 21.2%, more than doubling the S&P's return over the same period with significantly less volatility." With a view toward disclosure of the support upon which the participants relied to publish this statement, please provide us with a basis for this statement.

        If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3266.

                                                Sincerely,

                                                /s/ Nicholas P. Panos

                                                Nicholas P. Panos
                                                Senior Special Counsel
                                                Office of Mergers and Acquisitions

cc: Via Email
        Eduardo Gallardo
        James J. Moloney
        Gibson, Dunn & Crutcher LLP